Exhibit 99.1

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LORUS THERAPEUTICS FILES PRELIMINARY SHORT FORM
PROSPECTUS FOR OFFERING OF UNITS

TORONTO, CANADA - June 21, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has filed a preliminary short form prospectus with the securities regulatory authorities in the provinces of Ontario, British Columbia and Alberta in connection with a best efforts offering of units to raise gross proceeds of a minimum of $2.0 million (the “Minimum Offering”), each unit consisting of one common share and one-half of one common share purchase warrant of the Corporation.

Bloom Burton & Co. Inc. and Euro Pacific Canada Inc. are acting as the Corporation’s agents in connection with the offering. Final pricing and determination of the minimum and maximum number of units to be offered under the offering will occur immediately prior to the filing of the (final) short form prospectus in respect of the offering.

The Corporation expects to use the net proceeds from the offering to further advance LOR-253 to the end of Phase I and for working capital and general corporate purposes.

Closing of the offering is subject to certain conditions, including but not limited to, receipt of all necessary securities regulatory approvals, including the approval of the Toronto Stock Exchange.

In addition, Herbert Abramson, a director of the Corporation and a holder of approximately 45% of the Corporation’s issued and outstanding common shares, has entered into an irrevocable commitment letter with the Corporation, subject to completion of the Minimum Offering and to regulatory approval (which may include shareholder approval), to purchase, directly or indirectly, subject to the conditions set forth herein, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the “Securities”) having an aggregate subscription price equal to the difference (the “Commitment Amount”), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the (final) short form prospectus to November 30, 2011 and (b) $4.0 million.

If an agreement between Mr. Abramson and the Corporation cannot be reached with respect to the price of the Securities or if regulatory approval (including shareholder approval) is not received, Mr. Abramson has agreed to loan the Corporation an amount equal to the Commitment Amount at a rate of interest of 10% per year, which loan will mature on November 30, 2012 and on which Lorus will make interest only payments on a monthly basis.

Mr. Abramson has also indicated to the Corporation his intention to purchase his pro rata share of the units issuable in connection with the offering, up to an investment amount of approximately $2.0 million.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Corporation in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the offering and the purposes for which the net proceeds from the offering will be used and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied risk factors and assumptions could include, among others: our ability to continue to operate as a going concern; any failure to complete the offering (including our inability to obtain regulatory approval); the amount of the actual proceeds of the offering and our use of the proceeds from the offering; obtaining regulatory approvals (which may include shareholder approval) with respect to the commitment by Mr. Abramson to provide us with additional funding; Mr. Abramson’s intention to purchase his pro rata share of the offering; our ability to obtain the capital required for research and operations; the possible adverse affect of continuing negative market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus’ recent press releases are available through its website at www.lorusthera.com.  For Lorus' regulatory filings on SEDAR, please go to www.sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com